Exhibit 4(c).1

UNOFFICAL ENGLISH TRANSLATION

DASSAULT SYSTEMES

Société anonyme with a registered capital of 117 645 813 euros

Registered office : 9, Quai Marcel Dassault - 92150 SURESNES

322 306 440 R.C.S. Nanterre

MEETING OF THE BOARD OF DIRECTORS HELD ON 28 MARCH 2008

Extract of the minutes

The 28th day of March 2008, at 4 pm,

The directors of the company DASSAULT SYSTEMES (the « Company » or « DS ») met at the registered office 9, Quai Marcel Dassault - 92150 SURESNES, as convened by the Chairman.

ARE PRESENT AND HAVE SIGNED THE ATTENDANCE REGISTER :

•	Mr. Charles EDELSTENNE	Chairman
•	Mr. Bernard CHARLES	Director
•	Mr. Thibault de TERSANT	Director
•	Mr. Laurent DASSAULT	Director
•	Mr. Jean-Pierre CHAHID-NOURAI	Director
•	Mr. Arnoud De MEYER	Director
•	Mr. Paul BROWN	Director
•	Mr. Bernard DUFAU	Director

IS REPRESENTED :

•	Mr. André KUDELSKI, Director, by Mr. Thibault de TERSANT.

ARE ALSO ATTENDING THE MEETING :

•

Mr. Pierre MARTY and Mr. Xavier CAUCHOIS, representing the company PRICEWATERHOUSECOOPERS AUDIT, external auditors of the Company, and Mr. Jean-Marc MONTSERRAT, representing ERNST & YOUNG AUDIT, external auditors of the Company,

•	Mr. Jean-François TILLARD, delegate of the Workers’ Council,
•	Mrs. Frédérique BOROWIEC, DS counsel in charge of company law.

More than half of the directors being present, the Board may validly deliberate.

Mr. Charles EDELSTENNE, as Chairman of the Board, chairs the session. The Board designated Mrs. Frédérique BOROWIEC as Secretary.

The Chairman opens the session and thanks the directors, the external auditors and the delegate of the Workers’ Council to have answered his request to attend the meeting.

He reminds that the Board met on the following agenda :

(…)

18.         Compensation of the CEO (Directeur général) ((…), review of the agreements between  the CEO and the Company, (…) and determination of the conditions of payment of the deferred compensation as the case may be).

(…)

26.         Powers.

18.       COMPENSATION OF THE CEO

(…)

Review of the agreements between the CEO and the Company

The Chairman first proposes to the directors to discuss the subject of the suspension of the employment contract of Bernard Charlès. He indicates that Bernard Charlès currently combines the functions of CEO with an employment contract as Innovation Director. However, Bernard Charlès is more and more occupied by his functions as CEO and the global management of the Company, which is currently going through important transformations.

Consequently, he is no longer able to devote enough time to the exercise of his functions as Innovation Director, even if this situation does not prevent him from being dedicated to the innovation efforts of the company.

Given this context and in accordance with the recommendations of the Compensation Committee, it is proposed to the directors to authorize the suspension of Bernard Charlès’ employment contract as long as he will remain CEO of the Company, with effect retroactively to 1 January 2008. This suspension will be submitted to the approval of the general meeting of shareholders, as it constitutes a “regulated agreement” (convention réglementée) under French law.

After deliberation, the Board decides to authorise the suspension of the employment agreement of Mr. Charlès. Mr. Charlès does not vote, and the decision is taken unanimously by the directors attending the meeting.

The Chairman reminds the Board that it should acknowledge that the employment agreement of Mr. Charlès will be reinstated automatically and with full effect by the mere termination for whatever reason of his functions as CEO. The Board so acknowledges.

Given this suspension decision, Bernard Charlès indicates that he has decided to renounce his right to the severance indemnity provided in his employment agreement, and explains further his decision.

(…)

Determination of the conditions of payment of the deferred compensation to Mr. Charlès

The Chairman reminds the Board that Bernard Charlès has been entitled since 2003 to receive compensation in case of dismissal from his functions as CEO or in case of termination of his employment agreement, and that he has now renounced his right to indemnities in case of termination of his employment agreement.

The French law dated 21 August 2007 on labour, employment and purchasing power reformed the rules relating to severance payments for the executive officers of listed companies. This new law requires the Board to determine the conditions for the potential payment of compensation in connection with the termination of executive functions. The Chairman reminds the Board that as a result, the commitments of the Company towards its CEO need to be reviewed.

In compliance with the recommendations of the Compensation Committee on this matter, it is proposed to the directors to decide that, in case of the dismissal of the CEO from his functions as CEO of the Company, the amount of the indemnity payment would be contingent upon the satisfaction of the performance conditions which have been determined for the calculation of the variable part of this compensation.

The amount of the payment would be calculated according to the ratio of the variable compensation which was paid during the 3 years preceding termination as compared to the target variable compensation for these same years. The amount due would be calculated as follows :

•

total amount of gross compensation (including variable portions but excluding benefits in kind and directors’ fees) due for his functions as CEO for the two completed fiscal years preceding the date of dismissal,

•

multiplied by the ratio i) of variable compensation which had been paid to the CEO during the 3 completed fiscal years preceding the date of dismissal ii) as compared to the target variable compensation determined for each of these years by the Board depending on the realisation of the objectives determined for the Company.

However, the Board may consider that the indemnity will not be due in the event of exceptional circumstances seriously damaging the image or results of the Company and significantly reducing, in the opinion of the Board, the market price of the Company’s shares, or in the event of misconduct of the CEO other than in connection with his corporate functions (faute séparable as defined under French law) and incompatible with the normal exercise of his responsibilities as CEO.

The Chairman reminds the Board that the indemnity due as a result of his dismissal from his functions as CEO falls within the scope of Article L. 225-42-1 of the French Code of Commerce (as amended by the new law). The external auditors will be informed of the decision of the Board which will be submitted to the approval of the general meeting of shareholders in accordance with the applicable legal provisions.

The decision of the Board shall be made public pursuant to conditions which will be determined by a decree which has not yet been promulgated. It is as a consequence proposed to the directors to give to the Chairman of the Board the power to make the decision of Board public in accordance with the applicable legal provisions once they are promulgated.

The conditions for payment of the deferred compensation on which the directors have to decide shall be described in the French annual report (Document de référence) which is enclosed in the preparation file of the Board meeting, in accordance with applicable legal provisions. It is then specified that the text of this document will be updated according to the decision of the directors.

After deliberation, the Board decides to adopt the above mentioned conditions for the payment of compensation to the CEO in case of dismissal from his functions as CEO. Mr. Charlès does not vote on this matter and the decision is taken unanimously by the other directors attending the meeting. The Board decides also to give powers to the Chairman of the Board to render this decision public according to applicable legal provisions.

26.       POWERS

The directors attending the Board meeting decide unanimously to give powers to the bearer of an original, a copy or an extract of the minutes of the meeting to accomplish all publicity formalities or other formalities which may be required.

No other item being on the agenda,

And nobody raising further matters,

The session is completed at 6:30 pm.

Extract certified in conformity with the original

Dassault Systèmes General Counsel

Benoit BALMARY